02028095

PROCESSED

APR 1 9 2002

THOMSON FINANCIAL

BACARDI U.S.A., INC.

82-4992

WRITER'S FAX: (305) 573-2730
LEGAL DEPARTMENT

82-

March 11, 2002

SEC MAIL PROCESSING RECEIVED MAR 12 2002 WASH, D.C. 365 SECTION

BY FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20001

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

SUPPL

Ladies and Gentlemen:

On behalf of Bacardi Limited, we are hereby transmitting for submission to the Securities and Exchange Commission. pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, copies of the following documents which were mailed by Bacardi Limited to all of its shareholders generally:

(i) Bacardi Limited 2001 Annual Report to Shareholders;

(ii) Bacardi Limited Quarterly Report to Shareholders for the three months ended June 30, 2001;

(iii) Bacardi Limited Quarterly Report to Shareholders for the six months ended September 30, 2001;

(iv) Bacardi Limited Quarterly Report to Shareholders for the nine months ended December 31, 2001.

Please acknowledge receipt of this submission by date-stamping the additional enclosed copy of this letter and return it to us in the self-addressed, stamped envelope enclosed for your convenience.

Sincerely,

Frederick J. Wilson, III
Vice President, General Counsel
& Secretary

dw 4/18

Encls.
cc: Gail Butterworth (w/o encls.)

Consolidated Statement of Earnings (Unaudited)

For the Period Ended June 30, 2001
(Expressed in Thousands of U.S. Dollars)

	June 30, 2000 $	June 30, 2001 $
Sales	663,696	662,570
Cost of Sales	243,107	217,197
Gross Profit	420,589	445,373
Selling, General and Administrative Expenses	255,957	260,932
Earnings From Operations	164,632	184,441
Other Income (Expenses)		
Interest income	1,493	1,604
Interest expense	(42,284)	(34,593)
Amortization expense	(28,507)	(25,834)
Miscellaneous income (expenses) - net	17,362	(1,709)
	(51,936)	(60,532)
Earnings Before Income Taxes and Minority Interest	112,696	123,909
Provision For Income Taxes	10,159	16,300
Earnings Before Minority Interest	102,537	107,609
Minority Interest	1,209	1,270
Net Earnings	**101,328**	**106,339**

Supplemental Information

	June 30, 2000 $	June 30, 2001 $
Cash Flow (EBITDA*)	191,556	195,151

* EBITDA represents a measure of cash flow: earnings from continuing operations before BMRH preferred share dividends, interest, income taxes, depreciation and amortization.

Consolidated Balance Sheet

As of June 30, 2001 (Unaudited)
(Expressed in Thousands of U.S. Dollars)

	March 31, 2001 $	June 30, 2001 $
Assets		
Current Assets		
Cash and equivalents	96,949	69,274
Accounts receivable	514,723	586,288
Inventories	548,443	545,555
Other current assets	78,399	79,438
	1,238,514	1,280,555
Long-Term Investments and Advances	135,081	146,412
Property, Plant and Equipment	407,090	395,983
Intangible Assets	2,531,548	2,510,672
	4,312,233	**4,333,622**
Liabilities		
Current Liabilities		
Short-term borrowings	192,524	193,214
Accounts payable and accrued liabilities	445,419	427,481
Taxes payable	89,693	125,328
Current portion of long-term debt	127,043	132,762
	854,679	878,785
Long-Term Debt	1,526,515	1,427,097
Minority Interest	160,043	160,227
Other Liabilities	179,224	165,821
	2,720,461	2,631,930
Shareholders' Equity		
Capital Stock	33,089	33,089
Share Premium	291,447	291,447
Retained Earnings	1,475,896	1,550,856
Cumulative Translation Adjustment	(208,660)	(225,312)
	1,591,772	1,650,080
Bacardi Benefit Company Limited	-	51,612
	1,591,772	1,701,692
	4,312,233	**4,333,622**

Corporate Information

Directors and Alternates

Victor R. Arellano, Jr.	Victor R. Arellano
Facundo L. Bacardi	No Alternate
J. Alberto Bacardi	Toten A. Comas Bacardi
Joaquin E. Bacardi	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Adolfo Danguillecourt	No Alternate
Sergio Danguillecourt	No Alternate
Mario L. del Valle	Toten D. Bacardi
Michelle Dorion Hunter	Theodore C. Walker
Guillermo Fernandez-Quincoces	Virginia N. Robitaille
Archibald R. McCallum	Robert A. O'Brien
Jay H. McDowell	Guillermo Quirch
Eduardo M. Sardiña	Joan de Hechavarria
Ruben Rodriguez*	No Alternate

*Chairman of the Board of Directors

Officers

Ruben Rodriguez	*Chairman and Chief Executive Officer*
Guillermo Garcia-Lay	*Senior Vice President – Human Resources & Quality Control*
Michel Recalt	*Senior Vice President – Marketing & Corporate Development*
Ralph Morera	*Vice President and Chief Financial Officer*
Francisco Carrera-Justiz	*Vice President*
Antonio Criado	*Vice President – Operations Co-ordinator*
Ronald W. Stan	*Vice President – Information Services*
Atul Vora	*Assistant Vice President – Finance*
Eloy Castroverde	*Treasurer*
Kenneth J. Sutter	*Controller*
Barbara E. Johnson	*Secretary*
Gail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

Regional Presidents and Other Senior Executives

Andy Fernandez	*Regional Director – Central/South America*
Javier Ferran	*Regional President – European Region*
Giorgio Ferrero	*President – Bacardi International Limited*
Simon Gould	*Regional President – Asia Pacific Region*
Alfredo Piedra	*President – Bacardi Global Brands, Inc.*
Eduardo M. Sardiña	*Regional President – North American Region*

Consolidated Statement of Earnings (Unaudited)

For the Period Ended December 31, 2001
(Expressed in Thousands of U.S. Dollars)

	Three Months Ended December 31, 2001 $	Three Months Ended December 31, 2000 $	Nine Months Ended December 31, 2001 $	Nine Months Ended December 31, 2000 $
Sales	979,730	852,204	2,320,462	2,176,465
Cost of Sales	304,976	296,280	752,993	777,282
Gross Profit	674,754	555,924	1,567,469	1,399,183
Selling, General and Administrative Expenses	348,405	283,831	878,106	809,343
Earnings From Operations	326,349	272,093	689,363	589,840
Other Income (Expenses)				
Interest income	128,299	2,178	130,966	5,853
Interest expense	(33,110)	(36,143)	(98,984)	(117,261)
Amortization expense	(26,489)	(25,672)	(77,890)	(79,392)
Miscellaneous income (expenses) - net	(18,238)	7,474	(16,577)	29,544
	50,462	(52,163)	(62,485)	(161,256)
Earnings Before Income Taxes and Minority Interest	376,811	219,930	626,878	428,584
Provision For Income Taxes	119,831	21,669	155,380	54,890
Earnings Before Minority Interest	256,980	198,261	471,498	373,694
Minority Interest	3,008	1,623	5,308	3,888
Net Earnings	253,972	196,638	466,190	369,806

Supplemental Information

	Three Months Ended December 31, 2001 $	Three Months Ended December 31, 2000 $	Nine Months Ended December 31, 2001 $	Nine Months Ended December 31, 2000 $
Cash Flow (EBITDA*)	318,290	289,687	705,938	648,941

* EBITDA represents a measure of cash flow: earnings from continuing operations before BMRH preferred share dividends, interest, income taxes, depreciation and amortization.

Consolidated Balance Sheet

As at December 31, 2001
(Expressed in Thousands of U.S. Dollars)

	December 31, 2001 $ (Unaudited)	March 31, 2001 $
Assets		
Current Assets		
Cash and equivalents	294,022	96,949
Accounts receivable	836,563	514,723
Inventories	580,366	548,443
Other current assets	100,847	78,399
	1,811,798	1,238,514
Long-Term Investments and Advances	116,845	135,081
Property, Plant and Equipment	404,001	407,090
Intangible Assets	2,454,873	2,531,548
	4,787,517	**4,312,233**
Liabilities		
Current Liabilities		
Short-term borrowings	276,899	192,524
Accounts payable and accrued liabilities	504,023	445,419
Taxes payable	179,264	89,693
Current portion of long-term debt	35,998	127,043
	996,184	854,679
Long-Term Debt	1,462,970	1,526,515
Minority Interest	162,227	160,043
Other Liabilities	172,923	179,224
	2,794,304	2,720,461
Shareholders' Equity		
Capital Stock	33,089	33,089
Share Premium	291,447	291,447
Retained Earnings	1,827,436	1,475,896
Cumulative Translation Adjustment	(210,371)	(208,660)
	1,941,601	1,591,772
Bacardi Benefit Company Limited	51,612	-
	1,993,213	1,591,772
	4,787,517	**4,312,233**

Corporate Information

Directors and Alternates

Victor R. Arellano, Jr.	Victor R. Arellano
Facundo L. Bacardi	No Alternate
J. Alberto Bacardi	Toten A. Comas Bacardi
Joaquin E. Bacardi	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Adolfo L. Danguillecourt	No Alternate
Sergio Danguillecourt	No Alternate
Mario L. del Valle	Toten D. Bacardi
Michelle Dorion	Theodore C. Walker
Guillermo Fernandez-Quincoces	Virginia N. Robitaille
Archibald R. McCallum	Robert A. O'Brien
Jay H. McDowell	Guillermo Quirch
Eduardo M. Sardiña	Joan de Hechavarria
Ruben Rodriguez*	No Alternate

*Chairman of the Board of Directors

Officers

Ruben Rodriguez	*President and Chief Executive Officer*
Guillermo Garcia-Lay	*Senior Vice President - Human Resources & Quality Control*
Michel Recalt	*Senior Vice President - Marketing & Corporate Development*
Ralph Morera	*Vice President and Chief Financial Officer*
Francisco Carrera-Justiz	*Vice President*
Antonio Criado	*Vice President - Operations Co-ordinator*
Ronald W. Stan	*Vice President - Information Services*
Atul Vora	*Assistant Vice President - Finance*
Eloy Castroverde	*Treasurer*
Kenneth J. Sutter	*Controller*
Barbara E. Johnson	*Secretary*
Gail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

Regional Presidents and Other Senior Executives

Andy Fernandez	*Regional Director – Central/South America*
Javier Ferran	*Regional President – European Region*
Giorgio Ferrero	*President – Bacardi International Limited*
Simon Gould	*Regional President – Asia Pacific Region*
Alfredo Piedra	*President – Bacardi Global Brands, Inc.*
Eduardo M. Sardiña	*Regional President – North American Region*

Consolidated Statement of Earnings (Unaudited)

For the Period Ended September 30, 2001
(Expressed in Thousands of U.S. Dollars)

	Three Months Ended September 30, 2001 $	Three Months Ended September 30, 2000 $	Six Months Ended September 30, 2001 $	Six Months Ended September 30, 2000 $
Sales	678,163	660,566	1,340,732	1,324,262
Cost of Sales	230,821	237,895	448,017	481,002
Gross Profit	447,342	422,671	892,715	843,260
Selling, General and Administrative Expenses	268,772	269,555	529,701	525,512
Earnings From Operations	178,570	153,116	363,014	317,748
Other Income (Expenses)				
Interest income	1,063	2,182	2,667	3,675
Interest expense	(31,281)	(38,835)	(65,874)	(81,118)
Amortization expense	(25,567)	(25,214)	(51,401)	(53,720)
Miscellaneous income (expenses) - net	3,370	4,709	1,661	22,070
	(52,415)	(57,158)	(112,947)	(109,093)
Earnings Before Income Taxes and Minority Interest	126,155	95,958	250,067	208,655
Provision For Income Taxes	19,249	23,063	35,549	33,221
Earnings Before Minority Interest	106,906	72,895	214,518	175,434
Minority Interest	1,030	1,056	2,300	2,265
Net Earnings	105,876	71,839	212,218	173,169

Supplemental Information

	Three Months Ended September 30, 2001 $	Three Months Ended September 30, 2000 $	Six Months Ended September 30, 2001 $	Six Months Ended September 30, 2000 $
Cash Flow (EBITDA*)	193,693	167,697	387,643	359,253

* EBITDA represents a measure of cash flow: earnings from continuing operations before BMRH preferred share dividends, interest, income taxes, depreciation and amortization.

Consolidated Balance Sheet (Unaudited)

As at September 30, 2001
(Expressed in Thousands of U.S. Dollars)

	September 30, 2001 $	March 31, 2001 $
Assets		
Current Assets		
Cash and equivalents	83,817	96,949
Accounts receivable	634,856	514,723
Inventories	612,233	548,443
Other current assets	76,168	78,399
	1,407,074	1,238,514
Long-Term Investments and Advances	143,772	135,081
Property, Plant and Equipment	405,915	407,090
Intangible Assets	2,480,509	2,531,548
	4,437,270	**4,312,233**
Liabilities		
Current Liabilities		
Short-term borrowings	205,532	192,524
Accounts payable and accrued liabilities	442,837	445,419
Taxes payable	147,587	89,693
Current portion of long-term debt	44,686	127,043
	840,642	854,679
Long-Term Debt	1,486,494	1,526,515
Minority Interest	160,282	160,043
Other Liabilities	181,242	179,224
	2,668,660	2,720,461
Shareholders' Equity		
Capital Stock	33,089	33,089
Share Premium	291,447	291,447
Retained Earnings	1,611,896	1,475,896
Cumulative Translation Adjustment	(219,434)	(208,660)
	1,716,998	1,591,772
Bacardi Benefit Company Limited	51,612	-
	1,768,610	1,591,772
	4,437,270	**4,312,233**

Corporate Information

Directors and Alternates

Victor R. Arellano, Jr.	Victor R. Arellano
Facundo L. Bacardi	No Alternate
J. Alberto Bacardi	Toten A. Comas Bacardi
Joaquin E. Bacardi	Jorge E. Bacardi
Jaime Bergel	Juan Alvarez-Guerra
Francisco Carrera-Justiz	Ignacio de la Rocha
Manuel J. Cutillas	Amaro Argamasilla Bacardi
Adolfo L. Danguillecourt	No Alternate
Sergio Danguillecourt	No Alternate
Mario L. del Valle	Toten D. Bacardi
Michelle Dorion Hunter	Theodore C. Walker
Guillermo Fernandez-Quincoces	Virginia N. Robitaille
Archibald R. McCallum	Robert A. O'Brien
Jay H. McDowell	Guillermo Quirch
Eduardo M. Sardiña	Joan de Hechavarria
Ruben Rodriguez*	No Alternate

*Chairman of the Board of Directors

Officers

Ruben Rodriguez	*President and Chief Executive Officer*
Guillermo Garcia-Lay	*Senior Vice President - Human Resources & Quality Control*
Michel Recalt	*Senior Vice President - Marketing & Corporate Development*
Ralph Morera	*Vice President and Chief Financial Officer*
Francisco Carrera-Justiz	*Vice President*
Antonio Criado	*Vice President - Operations Co-ordinator*
Ronald W. Stan	*Vice President - Information Services*
Atul Vora	*Assistant Vice President - Finance*
Eloy Castroverde	*Treasurer*
Kenneth J. Sutter	*Controller*
Barbara E. Johnson	*Secretary*
Gail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

Regional Presidents and Other Senior Executives

Andy Fernandez	*Regional Director – Central/South America*
Javier Ferran	*Regional President – European Region*
Giorgio Ferrero	*President – Bacardi International Limited*
Simon Gould	*Regional President – Asia Pacific Region*
Alfredo Piedra	*President – Bacardi Global Brands, Inc.*
Eduardo M. Sardiña	*Regional President – North American Region*